Snow Lake Provides an Exploration Update

on the Engo Valley Uranium Project

Winnipeg, Manitoba, Canada, July 25, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") is pleased to provide an exploration update on its Engo Valley Uranium Project, located in Namibia.

CEO Remarks

"We are very pleased with the progress our field exploration crews have made to date on our Engo Valley Uranium Project" commented Frank Wheatley, CEO of Snow Lake.  He continued: "With the radon cup survey now complete, and our drillers in the process of mobilizing to site, we are looking forward to starting our initial phase of drilling at this highly prospective uranium project."

Engo Valley Uranium Project

The Engo Valley Uranium Project is located on the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia.  Uranium mineralization was discovered in 1973 and exploration was conducted intermittently by Gencor between 1974 and 1980.

The Engo Valley Uranium Project (the "Project") is considered to be an underexplored, top tier exploration project with historical, non-modern mining code compliant uranium resources, that would benefit from modern exploration techniques and technology for uranium exploration.

2024 Exploration Program

Snow Lake has designed a multi-phase exploration program for 2024 for the Project, which includes:

  analysis of all airborne survey data previously flown by the Namibian Government over the project area, together with all other historical exploration reports and data on the project area on file with the Namibian Ministry of Mines and Energy (now complete);
  topographical survey of the project site (now complete);
  locating all historic drill collars from Gencor's 1970 drilling campaign (now complete);

  radon cup survey of all historical targets, as well as a number of new targets, in order to verify the historical airborne survey data and to confirm both historic and new drill targets (now complete);

  an initial 1,000 - meter reverse circulation drill program to twin the historical drill holes, and to begin an in-fill grid pattern between the historical drill holes (mobilization); and
  downhole radiometrics on each of the new drill holes (pending).

Exploration field crews initially mobilized to site in May 2024 in order to undertake the topographical and radon cup surveys.  After the initial phase of the radon cup survey, a second in-fill radon cup survey was deployed focusing on identified uranium anomalies.  With results from both phases of the radon cup survey in hand, drill targets are currently being finalized.  The two phases of drilling are designed to both test the validity of the various exploration targets and to produce an initial SK-1300 compliant mineral resource estimate.

Historical Exploration

Uranium mineralization was discovered in 1973 and exploration on the Project was conducted intermittently by General Mining Union Corporation Limited ("Gencor") between 1974 and 1980.  Historical exploration by Gencor identified four anomalies, denoted as D1, D2, D3 and D4, with emphasis being placed on anomaly D1.  Gencor's program consisted of an exploration/reconnaissance program, airborne radiometric survey, ground radiometric survey, geological mapping, diamond and percussion drilling, limited resistivity work and limited radon cup survey.

A total of 5,784 meters of drilling, consisting of 1,061 meters of diamond drilling and 4,723 meters of percussion drilling, was completed by Gencor during that period, with drill holes being widespread, non-systematic, no-grid pattern, shallow and most being abandoned in mineralization.  The drillholes were radiometrically logged and drill core was geologically logged.  See Figure 1.

Most of the drilling was concentrated on the D1 anomaly.  A review of Gencor's airborne radiometric survey conducted by Metals Australia in the 1990's revealed an untested radiometric anomaly south of the D1 anomaly, now called D5.

Some drill core intersections from the D1 anomaly were assayed with highlights as follows:

  Hole No. 5:  21.6 m @ 800 ppm U3O8
  Hole No 13: 6.3 @ 600 ppm U3O8
  Hole No. 20: 4 m @ 996 ppm U3O8

The highest individual meter assays include 2816 ppm U3O8, 1186 ppm U3O8 and 800 ppm U3O8.

All historical exploration results referred to in this press release are from publicly available information and represent results from exploration work conducted by parties other than Snow Lake.  Snow Lake does not have any of the original data, samples, drill core, assay reports, nor does it have any information such as the identity of the assay lab, assay procedures, or QAQC procedures.  Snow Lake makes no representation or warranty as to the existence, description or accuracy of any historical exploration work or data on the Project.  Snow Lake would have to conduct extensive exploration work, including prospecting, sampling, drilling, and assaying in order to confirm the existence of uranium mineralization on the Project.  Any historical exploration results referred to in this press release have not been determined in accordance with the modern mining code requirements for disclosing exploration results.

Figure 1 - Engo Valley Lake Uranium Project

Acquisition of 85% Interest in the Engo Valley Uranium Project

Snow Lake and a private British Columbia company have entered into a binding letter of intent, as amended, pursuant to which Snow Lake will acquire up to 85% of Namibia Minerals and Investment Holdings (Proprietary) Limited ("NMIH"), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 ("EPL-5887") for the Project.  Details of this acquisition are set out in Schedule A attached hereto.

Exclusive Prospecting License 5887

EPL-5887, which covers the Project, is valid until February 12, 2026, covers an area of 69,530 hectares, and authorizes NMIH to explore for base and rare metals, industrial minerals, non-nuclear fuel mineral, nuclear fuel minerals, precious metals and precious stones.

Namibia

Namibia is ranked as the 5th highest African mining jurisdiction for mining investment according to the Fraser Institute's 2023 annual survey, and was the world's third-largest producer of uranium, accounting for 11% of global production, in 20221.  The Husab Mine, the Rossing Mine and the Langer Heinrich Mine, are the three currently operating uranium mines in Namibia, with a number of uranium mines currently in development.

Uranium Market

 The only significant commercial use for U3O8 is as a fuel for nuclear power plants for the generation of electricity2.  Nuclear energy underpins the three major global trends of: 1) electrification; 2) decarbonization; and 3) energy security.  Global demand for electricity is estimated to grow by approximately 50% by 2040, and is accompanied by calls to triple global nuclear capacity by 20503.  Nuclear energy provides clean, non-CO2 emissions, and low-cost energy, with greater generating capacity per footprint than other fuel sources.

Geopolitical Events

Geopolitical events continue to shape the global uranium market, including the ongoing Russian invasion of Ukraine, political instability in Niger, and the United States passing a series of laws banning the importation of Russian uranium and facilitating American nuclear energy leadership.  These events continue to influence and drive the global energy mix and policy, with renewed focus on nuclear power as a means of ensuring energy security.

1 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

2 Cameco

3 World Nuclear Association

United States - Legislation to Enhance Energy Security

In the past two months, the United States has passed two significant pieces of legislation designed to advance clean energy, enhance energy security and independence, and to revive an aging nuclear energy industry at home and bolster cutting-edge technologies abroad.

The Prohibiting Russian Uranium Imports Act

On May 13, 2024, President Biden signed into law The Prohibiting Russian Uranium Imports Act (the "Import Ban"), a move which the White House has called "a national security priority".  The Import Ban bans the import of enriched uranium produced in Russia or by Russian entities, and is designed to enhance the United States' energy security by reducing its dependence on Russia for nuclear fuels.  It also unlocks funding to support domestic uranium production.  Russia is currently the largest foreign supplier of enriched uranium to the United States, according to US Energy Department data.

The ADVANCE Act

On June 18, 2024, the United States Senate passed the Accelerating Deployment of Versatile, Advanced Nuclear for Clean Energy (ADVANCE) Act (the "Nuclear Energy Law"), which is designed to reestablish the United States as the global leader in nuclear energy in the twenty-first century.  The Nuclear Energy Law strengthens the United States' energy security, as well as expanding nuclear power as a clean, reliable power source designed to remain a major part of the United States future energy mix, meeting their climate goals and ensuring their energy independence.

Nuclear Power's Critical Role in the Energy Transition

Nuclear power plays a critical role in the energy transition, as it is widely stated that there is no path to net zero carbon without nuclear power.  At COP 28, a total of 22 countries agreed to target tripling nuclear capacity by 2050 as countries focus on energy security and affordability.  Nuclear power programs continue to expand, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries4.

Uranium Supply, Demand and Pricing

Supply:  Geopolitical events continue to disrupt the global uranium supply chain.  A combination of low prices over the past decade, underinvestment in uranium projects and nuclear power, mine closures, challenges in re-starting idled uranium mines, and the COVID19 pandemic, have all contributed to a reduction in the global supply of uranium.  More recently, uranium producers, developers, and physical uranium holding companies have continued to buy physical uranium, putting further strain on the uranium supply chain.

4 World Nuclear Association

Demand:  Demand for uranium is being driven by the increasing focus on nuclear power as a component part of net zero, a policy shift to include nuclear power as clean energy, and the number of nuclear reactors in operation and under construction.

As noted above, with 440 operating reactors in 31 countries, and with 60 reactors under construction in 18 countries, total uncovered uranium requirements are more than 500 million pounds through 2030.  The World Nuclear Association's Nuclear Fuel Report (2023)5 shows a 28% increase in uranium demand over 2023 - 2030, with a 51% increase in uranium demand for the decade 2031 - 2040, providing plenty of scope for growth in nuclear capacity in a world focused on carbon emissions.  Demand for uranium is forecast to outstrip uranium supply over the next decade.

Prices:  As a result, prices of uranium have recovered from their lows over the past decade and briefly exceeded USD$100 per pound U3O8 in January 2024, with current prices around USD$85 per pound U3O8.

Positive for Uranium Exploration and Development

Snow Lake is of the view that the combination of supply and demand factors, against the backdrop of the search for solutions to decarbonization and managing global geopolitical risks, is very positive for uranium exploration over the next decade.

Clean Energy Opportunities

As Snow Lake continues its transition to a clean energy company, it continues to review North American opportunities in the clean energy space, in an effort to identify additional sources of clean energy that have the potential to be commercialized, that would contribute to net zero, that would complement its current portfolio of uranium and lithium projects, and have the potential to create shareholder value.

Qualified Person Statement

Ronald Scott, PhD, PGeo, is the Chief Geoscientist of Snow Lake, is a Qualified Person as defined by the SEC's S-K 1300 rules for Snow Lake's Canadian and Namibian exploration projects, has sufficient experience relevant to the type of deposits under evaluation. and has reviewed and approved the technical information in this release.

5 World Nuclear Association

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of the Company is advancing the exploration of its two uranium projects to supply the minerals and resources needed for the clean energy transition, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information	Investor Relations	Follow us on Social Media
Frank Wheatley, CEO +1 (604) 562-1916	Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

Schedule A

Acquisition Terms and Conditions

Engo Valley Uranium Project

Agreement to Acquire An 85% Interest in the Engo Valley Uranium Project

Snow Lake and a private British Columbia company (the "Vendor") have entered into a binding letter of intent (the "LOI"), as amended, pursuant to which Snow Lake will acquire up to 85% of Namibia Minerals and Investment Holdings (Proprietary) Limited (the "Project Company"), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the "License") for the Engo Valley Uranium Project, all as more particularly described in Schedule A attached hereto.

Snow Lake will acquire its 85% interest in the Engo Valley Uranium Project in two stages, as follows:

a) First Stage Interest

Snow Lake will acquire an initial 68% interest in the Project Company (the "First Stage Interest"), upon:

  payment to the Vendor, upon execution of the LOI, of the amount of USD$250,000 in cash (which amount has been paid);
  incurring exploration expenditures of a minimum of USD$200,000 (the "First Stage Expenditures") on the Engo Valley Uranium Project on or before July 14, 2024; and
  allotting and issuing to the Vendor, upon execution of a formal share purchase agreement ( the "Share Purchase Agreement"), an aggregate of 2,024,496 fully paid and non-assessable common shares of Snow Lake (the "First Stage Shares").

The First Stage Shares will be issued subject to the satisfactory completion by Snow Lake of due diligence on the Vendor, the Project Company, and the License, from the date of execution of the LOI until July 14, 2024 (the "Due Diligence Period"), and will vest and be released from escrow as follows:

  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon renewal of the License; and
  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

The First Stage shares will be cancelled by Snow Lake if the escrow conditions are not met within 12 months from the date of signing of the LOI.

b) Second Stage Interest

Snow Lake will acquire an additional 17% undivided interest in the Project Company by (the "Second Stage Interest"), for a total undivided interest of 85% in the Project Company, upon:

  incurring additional exploration expenditures of a minimum of USD$800,000 on the Engo Valley Lithium Project within 12 months of acquiring the First Stage Interest.

Any expenditures incurred by Snow Lake in excess of the minimum expenditures required to acquire the First Stage Interest will be credited or carried forward against the expenditure commitment for the Second Stage Interest.

c) Retention of Interest in the Company

If Snow Lake does not execute the Share Purchase Agreement, then Snow Lake will retain and hold a 10% undivided interest in the Project Company.

d) Milestone Payments

 Once Snow Lake has acquired the First Stage Interest and the Second Stage Interest, Snow Lake will make the following milestone payments to the Vendor:

i) Milestone Payment No. 1

Allotting and issuing to the Vendor, an aggregate of 1,030,927 common shares of Snow Lake as fully paid and non-assessable common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 150 ppm U3O8; and

ii) Milestone Payment No. 2

Allotting and issuing to OG, an aggregate of 1,030,927 common shares of Snow Lake as fully paid and non-assessable common, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 150 ppm U3O8.